Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our report dated April 26, 2019 relating to the combined and consolidated financial statements and financial statement schedule of 360 Finance, Inc. (which report expresses an unqualified opinion and includes (1) an emphasis paragraph referring to the presentation of the combined and consolidated financial statements, and (2) explanatory paragraphs referring to the change in method of accounting for revenue recognition and the translation of Renminbi amounts to U.S. dollar amounts for the convenience of the readers), appearing in the Prospectus, which is part of the Registration Statement.

We also consent to the reference to us under the heading of “Experts” in such Prospectus.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

June 21, 2019